GOOD TIMES RESTAURANTS INC.

RESALE RESTRICTION AGREEMENT

This Resale Restriction Agreement (the "Agreement") with respect to shares of common stock, $.001 par value (the "Shares"), of Good Times Restaurants Inc., a Nevada corporation (the "Company"), which may be purchased pursuant to the exercise of certain stock option award agreements (the "Option Agreements") issued under the Company's 2001 Stock Option Plan, as amended (the "Plan"), is entered into effective as of August ________, 2006 by and between the Company and _________________________________________, an "executive officer" of the Company under Rule 3b-7 promulgated under the Securities Exchange Act of 1934 (the "Executive Officer").

RECITALS

WHEREAS, under the Plan, the Executive Officer has been granted one or more options (the "Options") to, pursuant to the underlying Option Agreements, purchase Shares in such quantities, at such exercise prices and subject to such original vesting terms as set forth in Exhibit A attached hereto;

WHEREAS, the Options have been made fully vested and exercisable, effective as of August 3, 2006, by reason of an action of the Company's Board of Directors on August 3, 2006 to accelerate the vesting of the unvested portions of the Options; and

WHEREAS, in connection with the acceleration of the vesting of the Options, the Company and the Executive Officer have agreed to certain resale restrictions with respect to the Shares which may be purchased under the Options as provided herein.

NOW, THEREFORE, in consideration of the premises and the agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

    The Executive Officer acknowledges that the Executive Officer has consented to the acceleration of vesting of the Options, notwithstanding any effect that the acceleration of vesting may have on the status of the Options as incentive stock options under the Internal Revenue Code (if applicable).
    The Executive Officer agrees not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise transfer or dispose of any Shares (or any interest in any Shares) acquired upon the exercise of the accelerated portion of an Option before that portion of the Option would have otherwise vested under the original vesting terms of the underlying Option Agreement as set forth in Exhibit A (the foregoing restrictions are hereinafter referred to as the "Resale Restrictions"). The Company and its transfer agent are hereby authorized to decline to make any transfer of Shares if such transfer would constitute a violation or breach of this Agreement. Any attempted transfer by the Executive Officer in breach of this Agreement shall be null and void. The Executive Officer acknowledges and agrees that stock certificates issued as a result of the exercise of Options set forth in Exhibit A shall bear the following restrictive legend which restricts the transferability of the Shares:

    THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A RESALE RESTRICTION AGREEMENT BETWEEN THE SHAREHOLDER AND THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE CORPORATION.

    The Resale Restrictions shall lapse in accordance with the vesting schedule applicable to the underlying Options prior to the acceleration of vesting approved by the Company's Board of Directors on August 3, 2006.
    Notwithstanding the foregoing, in the event that any Option contains or is subject to a change in control provision that provides for the acceleration of the vesting of such Option, and there occurs a qualifying change in control of the Company, then 100% of the Shares subject to the Option shall become free from the Resale Restrictions. In addition, the Resale Restrictions shall not apply with respect to sales of Shares necessary to pay any withholding taxes incurred as a result of the exercise of the Options.
    In the event that the Executive Officer's employment with the Company is terminated for any reason other than the death of the Executive Officer, the Resale Restrictions shall continue to apply to the Shares in accordance with the original vesting schedule for the underlying Options set forth in Exhibit A (subject to their lapse in accordance with Section 3 and their earlier lapse in accordance with Section 4 hereof). Notwithstanding the foregoing, in the event that the Executive Officer's employment with the Company is subject to a separate written employment agreement with the Company (an "Employment Agreement") which contains provisions for the acceleration of the Options in the event of the termination of the Executive Officer's employment with the Company under certain circumstances as specified in the Employment Agreement, then the Resale Restrictions shall lapse in the event that there is a termination of employment whereby the Options would have been accelerated under such provisions of the Employment Agreement.
    This Agreement, the Option Agreement(s) and the Plan constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior understandings and agreements of the Company and the Executive Officer with respect to the subject matter hereof, and may not be modified except by means of a writing signed by the Company and the Executive Officer. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Colorado, without giving effect to any choice of law rule that would cause the laws of any other jurisdiction to apply. Should any provision of this Agreement be determined to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall remain effective and enforceable.
    This Agreement shall be binding upon the Company and the Executive Officer as well as the successors and assigns (if any) of the Company and the Executive Officer. The Executive Officer cannot assign this Agreement without the written consent of the Company.
    The acceleration of the vesting of any of the Executive Officer's Options is contingent on the Executive Officer signing and returning this Agreement to the Company by August 17, 2006, and, if not so signed and returned, the Executive Officer shall be deemed to have rejected the acceleration.

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IN WITNESS WHEREOF, this Resale Restriction Agreement has been executed effective as of the date first above written.

COMPANY: EXECUTIVE OFFICER:

GOOD TIMES RESTAURANTS INC.,

a Nevada corporation

By: _________________________________ ___________________________________

Printed name: ________________________ Printed name: _______________________

Title: _______________________________

Date signed: August _______, 2006 Date signed: August _______, 2006